                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                               Form 11-K


                Annual Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 [No Fee Required]
                 For the fiscal year ended December 31, 1996


                        Commission file Number  1-9037


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below: The IT Corporation Retirement Plan.

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office: International Technology Corp., 2790 Mossie Boulevard, Monroeville, PA 15146.

                                Financial Statements
                              and Supplemental Schedules

                          The IT Corporation Retirement Plan

                        YEARS ENDED DECEMBER 31, 1996 AND 1995
                         WITH REPORT OF INDEPENDENT AUDITORS

                          The IT Corporation Retirement Plan

                                 Financial Statements
                              and Supplemental Schedules

                        Years ended December 31, 1996 and 1995




                                       CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements..................................................4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes...............................12
Schedule of Reportable Transactions...........................................13

                                       [LETTERHEAD]


                            Report of Independent Auditors

IT Corporation
as Plan Administrator of
The IT Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The IT Corporation Retirement Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1996, and schedule of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 /s/ Ernst & Young LLP


May 30, 1997

                          The IT Corporation Retirement Plan

                   Statements of Net Assets Available for Benefits


                                                    DECEMBER 31
                                                1996               1995
                                           --------------------------------
ASSETS
Receivables:
  Employer                                $  1,643,637       $  1,841,814
  Employee                                     507,807            532,742
                                           --------------------------------
Total                                        2,151,444          2,374,556

Investments, at fair value                  88,262,190         77,517,940
                                           --------------------------------
Net assets available for benefits         $ 90,413,634       $ 79,892,496
                                           --------------------------------
                                           --------------------------------

SEE ACCOMPANYING NOTES.

                          The IT Corporation Retirement Plan

              Statements of Changes in Net Assets Available for Benefits


                                                       YEAR ENDED DECEMBER 31
                                                        1996           1995
                                                    ---------------------------

Additions to net assets attributed to:
 Investment income:
  Interest and dividend income                     $  8,735,917   $  4,302,134
  Net appreciation (depreciation) in market
   value of investments                                 403,261     10,236,350
                                                    ---------------------------
Net investment income                                 9,139,178     14,538,484

Contributions:
 Employer contributions                               3,608,665      3,926,727
 Employee contributions                               6,020,201      5,738,570
 Transfers in                                               315          2,886
                                                    ---------------------------
Total additions                                      18,768,359     24,206,667


Deductions from net assets attributed to benefit
 and withdrawal payments to participants              8,247,221      7,118,277
                                                    ---------------------------
Net increase in net assets available for benefits    10,521,138     17,088,390

Net assets available for benefits:
 Beginning of year                                   79,892,496     62,804,106
                                                    ---------------------------
 End of year                                       $ 90,413,634   $ 79,892,496
                                                    ---------------------------
                                                    ---------------------------


SEE ACCOMPANYING NOTES.

                          The IT Corporation Retirement Plan

                            Notes to Financial Statements

                                  December 31, 1996


1. DESCRIPTION OF PLAN

The following description of The IT Corporation Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The IT Corporation Retirement Plan is a defined contribution profit sharing plan which covers all non-union employees of International Technology Corporation (the Company) unless a collective bargaining agreement requires union employees to be included in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Through June 30, 1995, the Plan required a minimum annual employer contribution of 4% of participants' eligible compensation; thereafter, the required minimum annual employer contribution is 3% of participants' eligible compensation. Additionally, beginning July 1, 1995, the Company contributes up to 2% of participants' eligible compensation by matching 50% of each participant's contribution (up to 4% of eligible compensation) to the Plan. The Plan currently allows a maximum contribution of up to 10% of participants' eligible compensation up to $150,000 annually. All employees are limited to a contribution of $9,500 for calendar 1996 by Section 402(g) of the Internal Revenue Code of 1996.

In addition, the Company may, in the sole discretion of IT Corporation's Board of Directors, make an additional contribution for any Plan Year. It will be allocated among the Company Discretionary Contribution sub-accounts or Eligible Participants as follows:

     (a) 75% of the amount contributed will be allocated in the ratio that each Eligible Participant's Compensation for the Plan Year bears to the eligible Compensation of all Eligible Participants during that year.

     (b) 25% of the amount contributed will be allocated in the ratio that each Eligible Participant's Years of Service as an Eligible Employee bear to the aggregate Years of Service as Eligible Employees of all Eligible Participants. For this purpose, a Year of Service means any Plan Year during which an Eligible Employee earns at least 1,000 Hours of Service.

PARTICIPANT ACCOUNTS

Each participant elects a fund or a combination of funds for the investment of their account. The income of the Plan, together with any gains in the value of the investments, increases participants' accounts proportionately based on their account balances to total account balances. Losses reduce participants' accounts in the same manner. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

                          The IT Corporation Retirement Plan

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Employees are eligible to become participants of the Plan one year after their hire date. Participants are immediately vested in their contributions plus actual earnings thereon. Excluding employee contributions, participants become vested in their accounts at the rate of 20% after two years of service and an additional 20% for each year of service thereafter until participants are 100% vested after six years of service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of nine investment options, all of which are managed by Fidelity Investments:

    Magellan Fund - Invests in common stocks and securities convertible to common stock issued by companies operating in the U.S. or abroad.

    Equity Income Fund - Invests in income-producing common and preferred stocks and bonds.

    Intermediate Bond Fund - Invests in corporate debt obligations and U.S. government or agencies obligations.

    Overseas Fund - Invests in common stocks and debt instruments of foreign business and governments.

    Asset Manager Fund - Invests in domestic and foreign stocks, bonds and short-term instruments of the U.S. and foreign issuers.

    Asset Manager Growth Fund - Invests in stocks, bonds and short-term instruments.

    Asset Manager Income Fund - Invests in bonds and short-term instruments and a small amount of common stock.

    Retirement Money Market Fund - Invests in high quality, U.S.
    dollar-denominated money market instruments of U.S. and foreign issuers.

                          The IT Corporation Retirement Plan

1. DESCRIPTION OF PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

    Company Stock Fund - Invests primarily in the common stock of International Technology Corporation. The remainder is held in cash or short-term instruments.

Participants may change their investment options on a daily basis.

PARTICIPANT NOTE RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from six months to three years. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% plus prime. Principal and interest is paid ratably through monthly payroll deductions.

PLAN TERMINATION

The Company expects to maintain the Plan indefinitely; however, it reserves the right to amend or terminate the Plan at any time should it consider that desirable or necessary. If the Plan is terminated, all accounts automatically become 100% vested.

2. SUMMARY OF ACCOUNTING POLICIES

RECLASSIFICATIONS

Certain 1995 balances have been reclassified to conform with the 1996 presentation.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Investments in mutual funds are valued at quoted market prices on the last business day of the Plan. The participant notes receivable are valued at cost which approximates fair value.

                          The IT Corporation Retirement Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT TRANSACTIONS GAINS AND LOSSES

Purchases and sales of investments are reflected on the trade dates. Realized gains and losses from investment transactions represent the difference between the proceeds received and the weighted average cost of the securities sold. Unrealized gains and losses on investments are measured by the change in the difference between the market value of the investments held at the beginning and end of the Plan year. Cash dividends are recorded on the ex-dividend dates and interest is recorded as earned on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated June 27, 1996, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1996, as amended (the Code), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan Administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

4. INVESTMENTS

The fair value of individual investments that represents 5% of more of the Plan's net assets is as follows:

                                                     DECEMBER 31
                                                1996               1995
                                          ---------------------------------

Magellan Fund                            $  33,417,649      $  32,913,353
Equity Income Fund                          22,868,527         15,574,468
Intermediate Bond Fund                       6,021,658          6,573,340
Retirement Money Market Fund                18,141,528         18,639,146

                          The IT Corporation Retirement Plan

4. INVESTMENTS (CONTINUED)

The net assets available for benefits as of December 31, 1996 and 1995, for each investment fund are as follows:


                                                                DECEMBER 31, 1996 FUND INFORMATION
                                --------------------------------------------------------------------------------------------------
                                                                                                     RETIREMENT
                                                    EQUITY         INTERMEDIATE                         MONEY           ASSET
                                   MAGELLAN         INCOME             BOND           OVERSEAS          MARKET         MANAGER
                                     FUND            FUND              FUND             FUND             FUND           FUND
                                --------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair
  value                        $  33,417,649   $  22,868,527     $   6,021,658   $   4,285,942     $  18,141,528  $     290,224
Participant notes
  receivable                               -               -                 -               -                 -              -
                                --------------------------------------------------------------------------------------------------
Total investments,
  at fair value                   33,417,649      22,868,527         6,021,658       4,285,942        18,141,528        290,224
                                --------------------------------------------------------------------------------------------------
Receivables:
  Employer's
    contributions                    757,711         296,182           136,856         143,011           217,943         18,275
  Employees'
    contributions                    181,084         125,479            30,976          35,445           109,737          4,621
                                --------------------------------------------------------------------------------------------------
Total receivables                    938,795         421,661           167,832         178,456           327,680         22,896
                                --------------------------------------------------------------------------------------------------
Net assets available
  for benefits                 $  34,356,444   $  23,290,188     $   6,189,490   $   4,464,398     $  18,469,208  $     313,120
                                --------------------------------------------------------------------------------------------------
                                --------------------------------------------------------------------------------------------------


                                                         DECEMBER 31, 1996 FUND INFORMATION
                                -----------------------------------------------------------------------------------
                                     ASSET          ASSET
                                    MANAGER        MANAGER            COMMON
                                    GROWTH          INCOME             STOCK           LOAN
                                     FUND            FUND               FUND           FUND            TOTAL
                                -----------------------------------------------------------------------------------
ASSETS
Investments, at fair
  value                        $   1,299,593   $     194,772     $     371,249   $           -     $  86,891,142
Participant notes
  receivable                               -               -                 -       1,371,048         1,371,048
                                -----------------------------------------------------------------------------------
Total investments,
  at fair value                    1,299,593         194,772           371,249       1,371,048        88,262,190
                                -----------------------------------------------------------------------------------
Receivables:
  Employer's
    contributions                     53,837           7,816            12,006               -         1,643,637
  Employees'
    contributions                     15,590           1,930             2,945               -           507,807
                                -----------------------------------------------------------------------------------
Total receivables                     69,427           9,746            14,951               -         2,151,444
                                -----------------------------------------------------------------------------------
Net assets available
  for benefits                  $  1,369,020   $     204,518     $     386,200    $  1,371,048     $  90,413,634
                                -----------------------------------------------------------------------------------
                                -----------------------------------------------------------------------------------

                          The IT Corporation Retirement Plan

4.  INVESTMENTS (CONTINUED)


                                                               DECEMBER 31, 1995 FUND INFORMATION
                                     -------------------------------------------------------------------------------------
                                                                                                             RETIREMENT
                                                           EQUITY         INTERMEDIATE                          MONEY
                                       MAGELLAN            INCOME             BOND          OVERSEAS           MARKET
                                         FUND               FUND              FUND            FUND              FUND
                                     -------------------------------------------------------------------------------------
ASSETS
Investments, at fair value          $  32,913,353     $  15,574,468    $   6,573,340     $   2,991,318    $  18,639,146
Participant notes receivable                    -                 -                -                 -                -
                                     -------------------------------------------------------------------------------------
Total investments, at fair
  value                                32,913,353        15,574,468        6,573,340         2,991,318       18,639,146
                                     -------------------------------------------------------------------------------------

Receivables:
  Employer's contributions              1,147,415           423,532          227,369           190,090         (149,800)
  Employees' contributions                226,476           113,913           45,323            39,596          107,434
                                     -------------------------------------------------------------------------------------
Total receivables                       1,373,891           537,445          272,692           229,686          (42,366)
                                     -------------------------------------------------------------------------------------
Net assets available for
  benefits                          $  34,287,244     $  16,111,913    $   6,846,032     $   3,221,004    $  18,596,780
                                     -------------------------------------------------------------------------------------
                                     -------------------------------------------------------------------------------------


                                                               DECEMBER 31, 1995 FUND INFORMATION
                                     -------------------------------------------------------------------------------------
                                                           ASSET             ASSET
                                          ASSET           MANAGER           MANAGER
                                         MANAGER          GROWTH             INCOME            LOAN
                                          FUND             FUND              FUND              FUND            TOTAL
                                     -------------------------------------------------------------------------------------
ASSETS
Investments, at fair value          $           -     $           -    $           -     $           -    $  76,691,625
Participant notes receivable                    -                 -                -           826,315          826,315
                                     -------------------------------------------------------------------------------------
Total investments, at fair
  value                                         -                 -                -           826,315       77,517,940
                                     -------------------------------------------------------------------------------------

Receivables:
  Employer's contributions                  1,816             1,077              315                 -        1,841,814
  Employees' contributions                      -                 -                -                 -          532,742
                                     -------------------------------------------------------------------------------------
Total receivables                           1,816             1,077              315                 -        2,374,556
                                     -------------------------------------------------------------------------------------
Net assets available for
  benefits                          $       1,816     $       1,077    $         315     $     826,315    $  79,892,496
                                     -------------------------------------------------------------------------------------
                                     -------------------------------------------------------------------------------------

                          The IT Corporation Retirement Plan

4. INVESTMENTS (CONTINUED)

For the years ended December 31, 1996 and 1995, the changes in net assets available for plan benefits of each investment fund are as follows:


                                                                    DECEMBER 31, 1996
                                -------------------------------------------------------------------------------------------
                                                                                             RETIREMENT
                                                  EQUITY      INTERMEDIATE                     MONEY          ASSET
                                  MAGELLAN        INCOME          BOND         OVERSEAS        MARKET        MANAGER
                                    FUND           FUND           FUND           FUND           FUND           FUND
                                -------------------------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Investment income:
      Interest and dividends   $   5,554,604  $   1,415,255  $     440,716  $     267,210  $     930,021  $      19,006
      Net appreciation
        (depreciation) in
        market value of
        investments               (1,867,263)     2,333,378       (211,654)       213,114              -           (831)
    Contributions:
      Employer                     1,023,894        438,171        159,205        185,034      1,684,137         23,349
      Employee                     2,339,139      1,334,840        399,875        434,732      1,304,772         34,533
      Transfers in                         -            305              -              -             10              -
                                -------------------------------------------------------------------------------------------
Total additions                    7,050,374      5,521,949        788,142      1,100,090      3,918,940         76,057
                                -------------------------------------------------------------------------------------------

Deductions from net assets
  attributed to:
    Benefit and withdrawal
      payments                     2,999,928      1,682,896        785,201        319,275      2,266,382         12,125
                                -------------------------------------------------------------------------------------------
Total deductions                   2,999,928      1,682,896        785,201        319,275      2,266,382         12,125
                                -------------------------------------------------------------------------------------------

Increase (decrease) prior to
  interfund transfers              4,050,446      3,839,053          2,941        780,815      1,652,558         63,932
Interfund transfers (net)         (3,981,246)     3,339,222       (659,483)       462,579     (1,780,130)       247,372
                                -------------------------------------------------------------------------------------------
Net increase (decrease)               69,200      7,178,275       (656,542)     1,243,394       (127,572)       311,304
Net assets available for
  benefits:
    Beginning of year             34,287,244     16,111,913      6,846,032      3,221,004     18,596,780          1,816
                                -------------------------------------------------------------------------------------------
    End of year                $  34,356,444  $  23,290,188  $   6,189,490  $   4,464,398  $  18,469,208  $     313,120
                                -------------------------------------------------------------------------------------------
                                -------------------------------------------------------------------------------------------



                                                                    DECEMBER 31, 1996
                                -------------------------------------------------------------------------------------------
                                    ASSET          ASSET
                                   MANAGER        MANAGER        COMPANY
                                   GROWTH         INCOME          STOCK           LOAN       CONTRIBUTION
                                    FUND           FUND           FUND            FUND        RECEIVABLE        TOTAL
                                -------------------------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Investment income:
      Interest and dividends   $     103,271  $       5,396  $         438  $           -  $           -  $   8,735,917
      Net appreciation
        (depreciation) in
        market value of
        investments                    6,111            (79)       (69,515)             -              -        403,261
    Contributions:
      Employer                        69,065          9,952         15,858              -              -      3,608,665
      Employee                       109,419         34,097         28,794              -              -      6,020,201
      Transfers in                         -              -              -              -              -            315
                                -------------------------------------------------------------------------------------------
Total additions                      287,866         49,366        (24,425)             -              -     18,768,359
                                -------------------------------------------------------------------------------------------

Deductions from net assets
  attributed to:
    Benefit and withdrawal
      payments                        40,729          4,265          2,874        133,546              -      8,247,221
                                -------------------------------------------------------------------------------------------
Total deductions                      40,729          4,265          2,874        133,546              -      8,247,221
                                -------------------------------------------------------------------------------------------

Increase (decrease) prior to
  interfund transfers                247,137         45,101        (27,299)      (133,546)             -     10,521,138
Interfund transfers (net)          1,120,806        159,102        413,499        678,279              -              -
                                -------------------------------------------------------------------------------------------
Net increase (decrease)            1,367,943        204,203        386,200        544,733              -     10,521,138
Net assets available for
  benefits:
    Beginning of year                  1,077            315              -        826,315              -     79,892,496
                                -------------------------------------------------------------------------------------------
    End of year                $   1,369,020  $     204,518  $     386,200  $   1,371,048  $           -  $  90,413,634
                                -------------------------------------------------------------------------------------------
                                -------------------------------------------------------------------------------------------

                          The IT Corporation Retirement Plan

4. INVESTMENTS (CONTINUED)


                                                                         DECEMBER 31, 1995
                                     -----------------------------------------------------------------------------------------
                                                                                                   RETIREMENT
                                                        EQUITY     INTERMEDIATE                      MONEY          ASSET
                                       MAGELLAN         INCOME         BOND          OVERSEAS        MARKET        MANAGER
                                         FUND            FUND          FUND            FUND           FUND           FUND
                                     -----------------------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Investment income:
      Interest and dividends        $   1,908,592  $     908,916  $     406,315  $      71,353   $  1,006,958  $           -
      Net appreciation
        (depreciation) in
        market value of
        investments                     6,871,517      2,805,140        364,084        195,609              -              -
    Contributions:
      Employer                          1,214,177        775,112        233,914        200,943      1,499,373          1,816
      Employee                          2,452,099      1,150,181        500,749        462,271      1,173,270              -
      Transfers in                          1,265            313             37             73          1,198              -
                                     -----------------------------------------------------------------------------------------
Total additions                        12,447,650      5,639,662      1,505,099        930,249      3,680,799          1,816
                                     -----------------------------------------------------------------------------------------

Deductions from net assets
  attributed to:
    Benefit and withdrawal
      payments                          1,928,802      1,684,944        594,066        154,841      2,683,141              -
                                     -----------------------------------------------------------------------------------------
Total deductions                        1,928,802      1,684,944        594,066        154,841      2,683,141              -
                                     -----------------------------------------------------------------------------------------

Increase (decrease) prior to
  interfund transfers                  10,518,848      3,954,718        911,033        775,408        997,658          1,816
Interfund transfers (net)                (832,020)       508,980       (121,671)      (527,843)       498,916              -
                                     -----------------------------------------------------------------------------------------
Net increase (decrease)                 9,686,828      4,463,698        789,362        247,565      1,496,574          1,816
Net assets available for
  benefits:
    Beginning of year                  24,600,416     11,648,215      6,056,670      2,973,439     17,100,206              -
                                     -----------------------------------------------------------------------------------------
    End of year                     $  34,287,244  $  16,111,913  $   6,846,032  $   3,221,004  $  18,596,780  $       1,816
                                     -----------------------------------------------------------------------------------------
                                     -----------------------------------------------------------------------------------------



                                                                  DECEMBER 31, 1995
                                     -----------------------------------------------------------------------------
                                          ASSET          ASSET
                                         MANAGER        MANAGER
                                         GROWTH         INCOME          LOAN      CONTRIBUTION
                                          FUND           FUND           FUND       RECEIVABLE         TOTAL
                                     -----------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Investment income:
      Interest and dividends        $           -  $           -  $           -  $           -  $   4,302,134
      Net appreciation
        (depreciation) in
        market value of
        investments                             -              -              -              -     10,236,350
    Contributions:
      Employer                              1,077            315              -              -      3,926,727
      Employee                                  -              -              -              -      5,738,570
      Transfers in                              -              -              -              -          2,886
                                     -----------------------------------------------------------------------------
Total additions                             1,077            315              -              -     24,206,667
                                     -----------------------------------------------------------------------------

Deductions from net assets
  attributed to:
    Benefit and withdrawal
      payments                                  -              -              -         72,483      7,118,277
                                     -----------------------------------------------------------------------------
Total deductions                                -              -              -         72,483      7,118,277
                                     -----------------------------------------------------------------------------

Increase (decrease) prior to
  interfund transfers                       1,077            315              -        (72,483)    17,088,390
Interfund transfers (net)                       -              -        826,315       (352,677)             -
                                     -----------------------------------------------------------------------------
Net increase (decrease)                     1,077            315        826,315       (425,160)    17,088,390
Net assets available for
  benefits:
    Beginning of year                           -              -              -        425,160     62,804,106
                                     -----------------------------------------------------------------------------
    End of year                     $       1,077  $         315  $     826,315  $           -  $  79,892,496
                                     -----------------------------------------------------------------------------
                                     -----------------------------------------------------------------------------

                                SUPPLEMENTAL SCHEDULES

                          The IT Corporation Retirement Plan
                     Schedule of Assets Held for Investment Purposes
                                  December 31, 1996


IDENTITY                                                 NUMBERS                          CURRENT
OF ISSUE          DESCRIPTION OF INVESTMENT             OF SHARES           COST            VALUE
------------------------------------------------------------------------------------------------------

            Fidelity Funds:
            ---------------
*Fidelity   Fidelity Magellan Fund                       414,354     $  29,865,056    $  33,417,649
*Fidelity   Fidelity Equity Income Fund                  533,937        18,297,574       22,868,527
*Fidelity   Fidelity Intermediate Bond Fund              597,387         6,128,215        6,021,658
*Fidelity   Fidelity Retirement Money Market
               Fund                                   18,141,528        18,141,528       18,141,528
*Fidelity   Fidelity Overseas Fund                       138,973         3,946,598        4,285,942
*Fidelity   Fidelity Asset Manager Fund                   17,621           292,912          290,224
*Fidelity   Fidelity Asset Manager - Growth
               Fund                                       79,486         1,301,192        1,299,593
*Fidelity   Fidelity Asset Manager - Income
               Fund                                       16,776           194,933          194,772
*Fidelity   Company Stock Fund                            42,650           445,086          371,249
            Participant loans                                            1,371,048        1,371,048
                                                                    ---------------------------------
            Total assets held for investment                         $  79,984,142    $  88,262,190
                                                                    ---------------------------------
                                                                    ---------------------------------


*Party-in-interest

                          The IT Corporation Retirement Plan
                         Schedule of Reportable Transactions
                             Year Ended December 31, 1996


                                                                                              CURRENT
                                                                                              VALUE OF
                                                                                              ASSET ON
     IDENTITY OF PARTY                          DOLLAR VALUE                                TRANSACTION      NET GAIN
   AND ASSET DESCRIPTION                 PURCHASES             SALES      COST OF ASSET         DATE         (LOSS)
-----------------------------------------------------------------------------------------------------------------------

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS:
-----------------------------------------------------------------------------
Fidelity Magellan Fund (1)             $  11,703,478                   $  11,703,478   $  11,703,478   $          -
Fidelity Magellan Fund (1)                               $  9,331,919      8,763,365       9,331,919        568,554
Fidelity Equity Income Fund (1)            9,678,997                       9,678,997       9,678,997              -
Fidelity Equity Income Fund (1)                             4,718,316      4,124,600       4,718,316        593,716
Fidelity Retirement Money Market
  Fund (1)                                 7,749,061                       7,749,061       7,749,061              -
Fidelity Retirement Money Market
  Fund (1)                                                  8,246,679      8,246,679       8,246,679              -
Fidelity Overseas Fund                     2,789,901                       2,789,901       2,789,901              -
Fidelity Overseas Fund                                      1,708,391      1,616,741       1,708,391         91,650


There were no category (i), (ii) or (iv) reportable transactions during the year ended 1996.

(1) Party-in-interest

                                   SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan's sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

                       The IT Corporation Retirement Plan

                                                /s/ Anthony J. DeLuca
                                              --------------------------------
Date:   July 11, 1997                         Anthony J. DeLuca, President
                                              and Acting Chief Executive Officer